Verus International, Inc.

9841 Washingtonian Blvd., #390

Gaithersburg, MD 20878

(301) 329-2700

August 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Danilo Castelli
Lilyanna Peyser

Re:	Verus International, Inc.
Registration Statement on Form S-1
File No. 333-232017

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Verus International, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday August 7, 2019, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 653-8179 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

VERUS INTERNATIONAL, INC.

By:	/s/ Anshu Bhatnagar
Name:	Anshu Bhatnagar
Title:	Chief Executive Officer